FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

V

NBG Group results
9-month 2009

•                  Net profits in 9m 2009 totalled €1 010 million (-17%)

•                  Pre-provision profits grew to €2 129 million in the first 9 months of 2009, +15% yoy

•                  Net profits of €301 million in Q3 2009

•                  €5 billion net increase in domestic lending yoy, equivalent to +12% credit expansion

•                  €2.2 billion new mortgage loans in Greece since the start of the year, 41% of the total market, and 69% of the total increase in outstandings

•                  €1.7 billion in lending via the SME Guarantee Fund (TEMPME) program in 2009, equivalent to 1/3 of the total program

•                  €4 billion in new deposits in Greece ytd, bringing the Group’s loan-to-deposit ratio to 94%

•                  45% of the Group’s profit in Q3 derives from its international affiliates

•                  Finansbank: 9 month profits of €332 million, equivalent to 33% of total Group profits

•                  SE Europe: profitability in all countries, despite adverse conditions

•                  €1.5 billion in new liquidity from the first covered bond issue by a Greek bank

•                  Top-class capital adequacy ratio: Tier I of 12.2%

The Group’s performance in Q3, particularly the resilience of operating income, demonstrates that core banking is driving the gradual restoration of our earnings to pre-crisis levels.

Recognising the substantial challenges facing the banking sector, we are preparing for the gradual winding down of the emergency measures put in place in 2009 to support the global financial system, and have laid the foundations to ensure that the NBG Group will not simply rise to the challenges ahead but will in fact seize the opportunities generated by them.

Our high capital adequacy, strong liquidity and healthy operating performance, by any standard, make NBG a clear leader in banking developments in Greece and the wider region. Our central role is reflected in the financing we provide to Greek businesses and households — where NBG has clearly taken the lead — lending through which we seek to support the Greek economy and guard it from the fallout of the crisis.

I wish to thank our shareholders for their participation in the recent rights issue carried out by the Bank. Its successful outcome is a clear vote of confidence in our strategy to date and in the prospects of the Group. I also wish to thank the staff of the Group in Greece and abroad for their contribution to our positive performance during these difficult times.

Athens, 23 November 2009

Takis Arapoglou

Chairman and CEO

i

Net profits 9m 2009: €1 010 million

Group net profit for 9m 2009 stood at over €1 billion, down 17% yoy. Net profit for Q3 2009 topped €300 million, boosted by the recovery in core profitability in all the countries where the Group is active.

The Group’s core profitability in Q3 accelerated on the previous quarters, underscoring the stability of the Group’s business model even in periods of crisis, and highlighting the importance of recurring sources of income from core banking operations. Specifically:

•                  The Group’s core sources of income (excluding trading income) posted improvements mainly due to the further strengthening of interest income (+2% qoq and +10% yoy). Interest margin remained unchanged qoq at over 4%, despite ongoing competitive pressure that is squeezing margins on deposit products.

•                  Recurring operating expenses grew by 2% qoq, reflecting higher staff costs stemming from the implementation of collective pay increases as well as the extraordinary expense of hiring young unemployed persons as part of NBG’s efforts to help reduce the fallout of the economic crisis on the Greek economy. On the other hand, administrative expenses declined by 4% qoq and 2% on an annual basis, reflecting the Group’s commitment to cost cutting.

The recovery in the Group’s profitability is clear in all the regions where it operates:

•                  Net profit from domestic operations approach €600 million, lagging 15% behind the pre-crisis level of 9m 2008. This decline reflects exclusively the more than doubled provisions for non-performing loans, which in 9m 2009 amounted to over €430 million compared with just €203 million in 2008. By contrast, pre-provision profit grew by 17%, reflecting the resilience of the Bank’s core sources of income even within an environment of lacklustre demand.

•                  For 9m 2009 Finansbank posted a net profit of TRY712 million (€332 million), up 12%, despite higher provisions in 2009, which totalled €173 million compared with just €49 million in 9m 2008. In particular, profits before provisions grew by 35% yoy. It is a reflection of Finansbank’s dynamism that it has outperformed its pre-crisis performance under exceptionally difficult conditions for the Turkish economy. It should be noted however that from Q3 2009, the Turkish economy has been showing signs of recovery.

•                  Last, the net profit of our SE European units declined by 50% compared with 9m 2008, totalling €84 million. However, pre-provision profit stands at €223 million, slightly lower than the previous year (-4%), while qoq this figure represents a 4% increase. Although provision levels have risen due to the adverse environment in the economies of the region, the Group’s SE European franchises continue to post profits.

Loan book quality: progress so far vindicates our expectations

The performance outlined above was achieved within an adverse environment that continues to impact negatively the banking sector in the wider region, despite the trend toward stabilization in the global markets. These negative developments have had only a limited impact on the quality of the Group’s loan book. The ratio of NPLs to total loans stood at 4.9% at end-September. It is notable that in Q3, there were the first signs that the increase in bad debt is slowing, particularly in Turkey, allowing us to expect a gradual turnaround in sentiment going forward.

The Group made provisions of €240 million in Q3, 7% less than in the previous quarter. This level corresponds to 143 basis points vis-à-vis average loans outstanding, one of the most conservative rates in the Greek market.

As a result of our consistent provisioning policy, the accumulated provisions of the Group are about €2.2 billion, or 3.2% of the aggregate lending of the Group, and cover 63% of debt in arrears, before, of course, taking into account the various forms of collateral associated with the debt. The low level of loans in arrears, and the more than adequate provisions and collateral are the product of the Group’s long-standing conservative risk management, by which the loan book is focused on low-risk, strong collateral sectors, which account for more than 85% of the aggregate lending of the Group.

NBG consistent in its support for the national economy and our customers in the wider region

The NBG Group sticks to its policy of supporting the national economy and its customers in the wider region. In response to the problem of anaemic credit expansion, the Group increased its lending by €4 billion on an annual basis (+6%) and, in the last quarter, by €1.5 billion (+2%), bringing total lending to around €70 billion.

This lending growth reflects first and foremost expansion of credit in Greece (+12% yoy). The Group’s loan books in SE Europe and Turkey display slower growth, but nevertheless higher than that of the local market, indicating that we are gaining market share.

Greece: €5 billion increase in loans despite a lacklustre market

Net loan growth in Greece amounted to €5 billion or 12% on an annual basis, underscoring the Bank’s commitment to keeping the flow of funding to businesses and households uninterrupted. This performance is closing in on the target that the Bank set for credit growth in Greece (+10%). It is particularly significant that this growth was achieved in an environment of virtually zero growth in the market overall.

Notably, the key drivers behind lending growth are two of the most critical sectors of the Greek economy, i.e. mortgage loans and lending to SMEs. Specifically:

•                  Mortgage lending posted growth rates of 10% yoy and 7% ytd , and now surpasses €20 billion.

•                  Disbursements of new mortgages amounted to €2.2 billion in 9m 2009, with Q3 disbursements amounting to €800 million despite the seasonal summer slowdown. Disbursements of new mortgages in the first 9 months of the year account for 41% of total market disbursements, boosting NBG’s market share of new mortgage loans by 14 percentage points yoy. This performance underlines the importance that NBG attaches to household financing, as well as the trust that Greek households have in NBG as the housing credit bank of choice.

•                  Lending to SMEs posted impressive growth of 29% yoy and 22% ytd, with outstandings totalling €5 billion at end-September. Loan disbursements to SMEs via the SME Guarantee Fund (TEMPME) were in the region of €1.7 billion. These disbursements pertain to some 18,000 small businesses and correspond to approximately 34% of the overall TEMPME loan programme.

•                  Consumer loans (including credit cards) grew by 11% yoy, and by 8% since the beginning of the year. This trend contrasts with the general contraction in consumer credit, leading NBG to increase its market share by 160 basis points since the beginning of the year to 19.4%.

•                  Finally, NBG’s lending to medium and large enterprises has grown 9% on an annual basis to over €17 billion.

Deposit growth finances credit expansion

Retail deposits in Greece grew by 7% yoy (note that retail deposits comprise the principle source of funding for the Bank’s credit expansion).

It is particularly significant that savings deposits continue to show an upward trend, since these deposits comprise the main pool of funding for the Bank’s activities. Likewise, time deposits are also growing, up 15% yoy, and thereby enhancing the Bank’s liquidity.

The Bank recently undertook the inaugural covered bond issue by a Greek bank in international markets. The 7-year bond, for a total of €1.5 billion, was very well received by the market, being oversubscribed 4 times.

The success of the bond issue combined with the significant size of the cover pool (€14 billion) for potential covered bond issues in the years ahead, provides greater flexibility to the Group in raising medium-term liquidity from the global markets at a very competitive cost. This ability to raise liquidity gives the Group a particularly important competitive advantage in view of the anticipated winding down of the ECB’s emergency liquidity relief packages.

In any case, the Group continues to be in an exceptionally strong position with regard to liquidity, with the loan-to-deposit ratio at 94%, one of the lowest levels in Europe.

Finansbank: impressive rebound in profitability to pre-crisis levels

The net profit of Finansbank grew by 12% yoy, to TRY712 million (€332 million), equivalent to one third of total Group profits.

This performance, reflecting the 35% increase in core (pre-provisions) income, is particularly impressive, given that it surpasses the pre-crisis performance of Finansbank at a time when the Turkish economy has experienced a deep recession. As the incipient recovery in the Turkish economy gains momentum, Finansbank can expect to further strengthen its position. Specifically:

•                  Net interest income grew by 24% yoy in 9m 2009 to TRY1 487 million (€694 million).

•                  Commissions income grew by 3% to TRY414 million (€193 million).

•                  Cost cutting measures at Finansbank helped keep the rate of growth of operating expenses below 10%, compared with over 20% in 2008.

At the end of September 2009, Finansbank’s lending totalled TRY23.9 billion (€11 billion), up 8% on an annual basis, despite the fact that the negative growth of the Turkish economy in 2009 brought about a drastic reduction in demand. However, with the positive turnaround in the Turkish economy in Q3, credit expansion also revived, enabling Finansbank to increase its lending by 5% in just one quarter.

Retail lending continues to be the key driver behind Finansbank’s credit expansion, posting impressive increases of around 27% annually. At end-September, retail lending totalled TRY11.9 billion (€5.8 billion).  Mortgage lending and consumer credit posted particularly strong performances, growing by 27% and 37%, respectively, on the previous year, enabling Finansbank to gain market share. Specifically:

•                  Finansbank’s market share in mortgage lending expanded by 70 basis points to 10.9% in September 2009 from 10.2% in September 2008.

•                  Finansbank’s market share of consumer credit grew from 6.7% in 2008 to 7.5% at the end of September 2009.

Despite the adjustment in the pricing of credit risk in Turkey, Finansbank’s business lending totalled TRY12.0 billion (€5.8 billion), up 2% in Q3, reflecting improved business sentiment.

The quality of Finansbank’s loan book was impacted by the economic environment, bringing the NPL ratio to 5.3%, up 60 basis points in Q3. This increase in bad debt in Q3 was in fact substantially lower than Q2 (90 basis points), reflecting the incipient

v

turnaround in the Turkish economy and verifying our projections for a steady deceleration in NPLs going forward.

Finansbank’s deposits posted a positive performance, increasing as a result of the Bank’s strategy to broaden its deposit base, particularly in respect of deposits in local currency, which grew by 10% yoy.

Growth in Finansbank’s deposit base in local currency led the loan-to-deposit ratio to 136%, a solid performance especially as residual financing is funded by medium-term borrowing from the international markets (non-Group) with maturities extending up to 2013.

SE Europe: satisfactory core profitability — loans and deposits remain unchanged

Net profit from operations in SE Europe in 9m 2009 amounted to €84 million compared with €169 million for the same period in 2008, burdened by high provisions amounting to €131 million in 9m 2009. Profit before provisions totalled €223 million, implying a 4% qoq increase in profitability. All the subsidiaries in SE Europe were profitable in 9m 2009, both in terms of operating and net income, absorbing the higher provisions for doubtful debt.

Administrative expenses in SE Europe declined by 3% qoq (and by 5% yoy), as a result of persistent and sustained cost cutting measures, leaving the cost/income ratio unchanged at 50%.

Total lending in SE Europe stood at €9.3 billion (including the €1 billion lending balance of the Cypriot franchise), presenting an increase of 2% yoy despite the generalised market contraction owing to the ongoing deleveraging of the economies of the region.

Total deposits amounted to €5.5 billion, up 2% yoy and 6% qoq. This is a particularly encouraging development, as the Group broadens its funding sources and has enhanced its SE Europe loan-to-deposit ratio by 11 percentage points within one quarter.

The quality of the loan book in SE Europe reflects the general adverse environment in the local market, with loans in arrears still on an upward trend, and representing 5% of the total loan book at end-September. This development, although unfavourable, nevertheless is in line with our guidance regarding the progress of NPLs in the region. It is important to note that it burdens the Group only marginally, given that the vast bulk of Group lending in the region is backed by collateral.

Strong capital base

Total Group shareholders’ equity at the end of September 2009 stood at €9.1 billion, up €1 890 million on the previous quarter. This record high reflects the €1 208 million increase in share capital, the profitability of Q3 (€301 million), the buy-back of hybrid securities totalling €222 million and the positive impact of the improvement in the money and currency markets.

The Tier I capital adequacy ratio stands at 12.2%, thereby ranking NBG among the top European banks in terms of capital adequacy. The Equity Tier I ratio, which excludes hybrid capital and Hellenic Republic preference shares, stands at 10.9%, again ranking the NBG Group among the top European banks in terms of the structural quality of its equity.

Appendix — Key Figures

	9m 2009	9m 2008	Δ

P&L (€ millions)
Attributable profit	1 010	1 214	-17%
Net profit from domestic	593	702	-15%
Net profit from Finansbank	332	343	-3%
Net profit from SE Europe	84	169	-50%

Assets (€ millions)
Total assets	112 240	101 603	+10%
Total loans (before provisions)	69 877	65 774	+6%
Greece	49 545	44 363	+12%

Equity (€ millions)
Shareholders’ Equity	9 116	7 060	+29%
Tier I Capital	8 274	6 368	+30%

Ratios
Tier I Capital	12.2%	10.4%	+1.8	pps
Loans : Deposits	94%	95%	-1	pps
Net Interest Margin (bps)	403	424	-21	bps
Cost : Income	45%	47%	-2	pps
Return on Equity (ROE)	15%	24%	-9	pps

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

as at 30 September 2009

November 2009

Statement of Financial Position

as at 30 September 2009

		Group		Bank
€ 000’s	Note	30.09.2009	31.12.2008	30.09.2009	31.12.2008
ASSETS
Cash and balances with central banks		3.787.394	4.145.395	1.697.679	1.959.249
Due from banks (net)		4.264.069	2.490.064	5.727.725	5.202.048
Securities at fair value through Profit or Loss		3.949.472	2.190.604	3.091.200	1.717.902
Derivative financial instruments		1.734.107	1.590.320	1.509.077	1.303.708
Loans and advances to customers (net)	5	75.543.268	73.076.469	59.100.627	55.798.270
Investment securities		13.662.387	9.730.709	10.081.750	7.708.371
Investment property		165.747	148.073	—	—
Investments in subsidiaries		—	—	7.399.868	7.149.862
Investments in associates		22.036	55.683	6.699	6.921
Goodwill, software and other intangible assets	6	2.451.947	2.473.994	117.991	111.285
Property and equipment	7	1.976.936	1.982.768	362.846	986.405
Deferred tax assets		762.958	774.205	633.417	640.171
Insurance related assets and receivables		837.930	707.721	—	—
Current income tax advance		177.722	113.903	177.722	113.903
Other assets		2.786.975	2.241.827	2.408.934	1.587.984
Non current assets held for sale		117.792	116.893	617.087	—
Total assets		112.240.740	101.838.628	92.932.622	84.286.079

LIABILITIES
Due to banks		21.120.321	14.840.030	18.650.405	13.801.415
Derivative financial instruments		1.348.952	1.567.815	1.111.892	1.426.951
Due to customers	8	69.939.419	67.656.948	58.763.392	56.291.053
Debt securities in issue	9	1.008.304	1.813.678	596.775	—
Other borrowed funds	9	1.827.201	1.922.873	2.428.418	3.874.881
Insurance related reserves and liabilities		2.508.932	2.266.256	—	—
Deferred tax liabilities		854.710	619.829	667.841	466.224
Retirement benefit obligations		246.944	230.747	128.082	108.057
Current income tax liabilities		32.437	12.428	—	—
Other liabilities		2.799.324	2.632.114	1.816.650	1.883.712
Liabilities held for sale		8.548	8.856	—	—
Total liabilities		101.695.092	93.571.574	84.163.455	77.852.293

SHAREHOLDERS’ EQUITY
Share capital	11	3.392.609	2.490.771	3.392.609	2.490.771
Share premium account	11	3.337.860	2.682.050	3.337.860	2.682.050
Less: treasury shares	11	(42)	(145.277)	—	(145.277)
Reserves and retained earnings		2.385.164	944.063	2.038.698	1.406.242
Equity attributable to NBG shareholders		9.115.591	5.971.607	8.769.167	6.433.786

Minority interest		877.994	842.408	—	—
Preferred securities	9	552.063	1.453.039	—	—
Total equity		10.545.648	8.267.054	8.769.167	6.433.786

Total equity and liabilities		112.240.740	101.838.628	92.932.622	84.286.079

Athens, 23 November 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 25 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2009

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Interest and similar income		4.986.697	5.251.278	2.885.271	3.105.133
Interest expense and similar charges		(2.084.220)	(2.616.437)	(1.158.561)	(1.599.209)
Net interest income		2.902.477	2.634.841	1.726.710	1.505.924

Fee and commission income		548.186	628.201	222.266	227.544
Fee and commission expense		(36.761)	(53.849)	(20.722)	(20.866)
Net fee and commission income		511.425	574.352	201.544	206.678

Earned premia net of reinsurance		674.918	550.951	—	—
Net claims incurred		(599.520)	(421.237)	—	—
Earned premia net of claims and commissions		75.398	129.714	—	—

Net trading income and results from investment securities		421.667	119.962	215.915	(177.144)
Net other income/(expense)		(42.699)	27.717	(49.105)	51.541
Total income		3.868.268	3.486.586	2.095.064	1.586.999

Personnel expenses		(1.123.905)	(1.000.810)	(703.897)	(600.071)
General, administrative and other operating expenses		(530.682)	(538.591)	(224.874)	(230.294)
Depreciation, amortisation and impairment charges of fixed assets		(141.162)	(112.734)	(74.109)	(50.901)
Amortisation of intangible assets recognised on business combinations		(18.161)	(20.710)	—	—
Finance charge on put options of minority interests		(5.142)	(9.238)	(5.142)	(9.238)
Impairment charge for credit losses		(734.880)	(292.058)	(431.833)	(202.996)
Share of profit of associates		708	461	—	—
Profit before tax		1.315.044	1.512.906	655.209	493.499

Tax expense		(274.810)	(277.549)	(153.677)	(94.693)
Profit for the period		1.040.234	1.235.357	501.532	398.806

Attributable to:
Minority interests		30.730	21.410	—	—
NBG equity shareholders		1.009.504	1.213.947	501.532	398.806

Earnings per share- Basic	4	1,65	2,10	0,82	0,74
Earnings per share- Diluted	4	1,65	2,09	0,82	0,74

Athens, 23 November 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 25 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2009

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Profit for the period		1.040.234	1.235.357	501.532	398.806

Other comprehensive income, net of tax:
Available for sale securities, net of tax		367.344	(276.494)	231.613	(127.430)
Currency translation differences, net of tax		(53.336)	(278.304)	253	(463)
Net investment hedge, net of tax		(46.646)	(148.607)	—	—
Cash flow hedge, net of tax		—	1.370	—	1.370
Net other comprehensive income/(expense), net of tax	12	267.362	(702.035)	231.866	(126.523)

Total comprehensive income/(expense), net of tax		1.307.596	533.322	733.398	272.283

Attributable to:
Minority interests		42.669	(16.115)	—	—
NBG equity shareholders		1.264.927	549.437	733.398	272.283

Athens, 23 November 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 25 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2009

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Interest and similar income		1.587.229	1.910.067	922.610	1.085.818
Interest expense and similar charges		(597.648)	(1.004.631)	(318.280)	(556.874)
Net interest income		989.581	905.436	604.330	528.944

Fee and commission income		183.386	211.728	72.760	77.846
Fee and commission expense		(13.278)	(13.790)	(8.435)	(3.644)
Net fee and commission income		170.108	197.938	64.325	74.202

Earned premia net of reinsurance		244.308	220.165	—	—
Net claims incurred		(223.558)	(185.922)	—	—
Earned premia net of claims and commissions		20.750	34.243	—	—

Net trading income and results from investment securities		75.273	81.654	(1.512)	(155.799)
Net other income/(expense)		(11.156)	(10.609)	(37.240)	(28.321)
Total income		1.244.556	1.208.662	629.903	419.026

Personnel expenses		(410.514)	(342.341)	(261.750)	(201.076)
General, administrative and other operating expenses		(173.069)	(183.923)	(72.364)	(88.998)
Depreciation, amortisation and impairment charges of fixed assets		(45.811)	(36.661)	(23.222)	(14.467)
Amortisation of intangible assets recognised on business combinations		(6.080)	(6.909)	—	—
Finance charge on put options of minority interests		(1.171)	(2.102)	(1.171)	(2.102)
Impairment losses on loans & advances		(240.395)	(111.568)	(144.497)	(76.483)
Share of profit of associates		357	253	—	—
Profit before tax		367.873	525.411	126.899	35.900

Tax expense		(56.366)	(114.869)	(19.297)	(19.827)
Profit for the period		311.507	410.542	107.602	16.073

Attributable to:
Minority interests		10.039	10.151	—	—
NBG equity shareholders		301.468	400.391	107.602	16.073

Earnings per share- Basic	4	0,54	0,75	0,17	0,03
Earnings per share- Diluted	4	0,54	0,75	0,17	0,03

Athens, 23 November 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 25 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2009

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Profit for the period		311.507	410.542	107.602	16.073

Other comprehensive income, net of tax:
Available for sale securities, net of tax		209.791	(81.527)	84.176	(66.378)
Currency translation differences, net of tax		(61.391)	213.851	155	6
Net investment hedge, net of tax		—	(85.500)	—	—
Cash flow hedge, net of tax		—	(150)	—	(150)
Net other comprehensive income/(expense), net of tax	12	148.400	46.674	84.331	(66.522)

Total comprehensive income/(expense), net of tax		459.907	457.216	191.933	(50.449)

Attributable to:
Minority interests		10.075	27.429	—	—
NBG equity shareholders		449.832	429.787	191.933	(50.449)

Athens, 23 November 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 25 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 30 September 2009

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for sale	Currency	Net		Reserves &		Minority Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash Flow Hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(24.501)	264.529	(23.239)	—	1.596.487	6.470.420	2.071.515	8.541.935
Other Comprehensive Income	—	—	—	—	—	(276.409)	(248.292)	(148.607)	1.370	7.428	(664.510)	(37.525)	(702.035)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	—	1.213.947	1.213.947	21.410	1.235.357
Total Comprehensive Income	—	—	—	—	—	(276.409)	(248.292)	(148.607)	1.370	1.221.375	549.437	(16.115)	533.322
Share capital increase	95.339	7.500	—	395.138	—	—	—	—	—	(95.339)	402.638	—	402.638
Share capital issue costs, net of tax	—	—	(161)	(12.288)	—	—	—	—	—	—	(12.449)	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	—	—	—	—	8.582	—	8.582
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(89.000)	(89.000)	—	(89.000)
Dividends to ordinary securities	—	—	—	—	—	—	—	—	—	(190.651)	(190.651)	—	(190.651)
Share based payments	—	—	—	—	—	—	—	—	—	4.719	4.719	—	4.719
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	(10.701)	(10.701)	306.498	295.797
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	(68.062)	—	—	—	—	(4.598)	(72.660)	—	(72.660)
Balance at 30 September 2008	2.483.271	7.500	2.299.234	382.850	(89.663)	(300.910)	16.237	(171.846)	1.370	2.432.292	7.060.335	2.361.898	9.422.233
Movements from 1.10.2008 to 31.12.2008	—	—	41	(75)	(55.614)	(538.199)	(678.927)	—	(1.370)	185.416	(1.088.728)	(66.451)	(1.155.179)
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	—	2.617.708	5.971.607	2.295.447	8.267.054
Other Comprehensive Income	—	—	—	—	—	366.687	(59.091)	(46.646)	—	(5.527)	255.423	11.939	267.362
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	—	1.009.504	1.009.504	30.730	1.040.234
Total Comprehensive Income	—	—	—	—	—	366.687	(59.091)	(46.646)	—	1.003.977	1.264.927	42.669	1.307.596
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	—	—	1.597.154	—	1.597.154
Share capital issue costs, net of tax	—	—	(39.506)	—	—	—	—	—	—	(2.926)	(42.432)	—	(42.432)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	324.974	324.974	(913.268)	(588.294)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(49.506)	(49.506)	—	(49.506)
Dividends to preferred shareholders	—	—	—	—	—	—	—	—	—	(51.685)	(51.685)	—	(51.685)
Share based payments	—	—	—	—	—	—	—	—	—	8.745	8.745	—	8.745
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	1.648	1.648	5.209	6.857
(Purchases)/ disposals of treasury shares	—	—	—	—	145.235	—	—	—	—	(55.076)	90.159	—	90.159
Balance at 30 September 2009	3.035.109	357.500	2.955.085	382.775	(42)	(472.422)	(721.781)	(218.492)	—	3.797.859	9.115.591	1.430.057	10.545.648

The notes on pages 11 to 25 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 30 September 2009

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for sale	Currency		Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	Cash Flow Hedge	Retained earnings	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(37.888)	352	—	1.916.313	6.535.921
Other Comprehensive Income	—	—	—	—	—	(127.430)	(463)	1.370	—	(126.523)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	398.806	398.806
Total Comprehensive Income	—	—	—	—	—	(127.430)	(463)	1.370	398.806	272.283
Share capital increase	95.339	7.500	—	395.138	—	—	—	—	(95.339)	402.638
Share capital issue costs, net of tax	—	—	(161)	(12.288)	—	—	—	—	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	—	—	—	8.582
Dividends to ordinary securities	—	—	—	—	—	—	—	—	(190.678)	(190.678)
Share based payments	—	—	—	—	—	—	—	—	4.719	4.719
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	(60.706)	—	—	—	—	(60.706)
Balance at 30 September 2008	2.483.271	7.500	2.299.234	382.850	(82.307)	(165.318)	(111)	1.370	2.033.821	6.960.310
Movements from 1.10.2008 to 31.12.2008	—	—	41	(75)	(62.970)	(498.479)	(56)	(1.370)	36.385	(526.524)
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(167)	—	2.070.206	6.433.786
Other Comprehensive Income	—	—	—	—	—	231.613	253	—	—	231.866
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	501.532	501.532
Total Comprehensive Income	—	—	—	—	—	231.613	253	—	501.532	733.398
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	—	1.597.154
Share capital issue costs, net of tax	—	—	(39.506)	—	—	—	—	—	(2.926)	(42.432)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(51.685)	(51.685)
Share based payments	—	—	—	—	—	—	—	—	8.745	8.745
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	145.277	—	—	—	(55.076)	90.201
Balance at 30 September 2009	3.035.109	357.500	2.955.085	382.775	—	(432.184)	86	—	2.470.796	8.769.167

The notes on pages 11 to 25 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2009

	Group		Bank
	9 month period ended		9 month period ended
€ 000’s	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Cash flows from operating activities
Profit for the period	1.040.234	1.235.357	501.532	398.806
Adjustments for:
Non-cash items included in income statement and other adjustments:	771.610	583.801	457.318	379.285
Depreciation, amortisation & impairment on assets & investment property	159.323	133.444	74.109	50.901
Share based payment	8.745	4.719	8.745	4.719
Impairment losses / (recoveries) on investments	108	1.220	(1.606)	8.770
Amortization of premiums / discounts of investment securities and loans and receivables	(111.478)	(19.507)	(104.444)	(21.822)
Provisions for credit and other risks	758.085	342.163	436.462	233.741
Provision for employee benefits	53.898	11.982	25.661	1.428
Other provisions	5.849	(2.428)	79	—
Equity income of associates	(708)	(461)	—	—
Finance charge on put options of minority interest	5.142	9.238	5.142	9.238
Deferred tax expense / (income)	168.121	142.603	147.054	94.639
Dividend income from investment securities	(4.959)	(12.865)	(50.981)	(81.317)
Net (gain) / loss on disposal of fixed assets & investment property	(1.476)	(45.507)	(1.584)	(41.645)
Net (gain) / loss on sale of investments in associates	7.406	1.566	(1.034)	(1.423)
Net (gain) / expense on investment securities	(286.070)	(16.509)	(125.766)	58.927
Interest from financing activities	9.624	34.143	45.481	63.129

Net (increase)/decrease in operating assets:	(6.181.818)	(10.879.283)	(5.849.423)	(7.569.946)
Due from central banks	83.311	(416.855)	1.388	(165.675)
Due from other banks	(163.504)	228.007	700.744	(328.073)
Securities at fair value through Profit or Loss	(1.373.304)	131.221	(1.029.362)	638.305
Derivative financial assets	(154.716)	(623.686)	(236.262)	(541.217)
Loans and advances to customers	(3.835.741)	(9.871.811)	(4.401.889)	(6.770.654)
Other assets	(737.864)	(326.159)	(884.042)	(402.632)

Net increase/(decrease) in operating liabilities:	8.599.982	10.908.888	7.005.119	9.466.164
Due to banks	6.280.292	3.975.921	4.848.990	3.969.740
Due to customers	2.282.472	6.686.938	2.526.650	4.955.406
Derivative financial liabilities	(329.757)	(208.912)	(315.059)	4.189
Retirement benefit obligations	(37.701)	(35.975)	(5.636)	(5.178)
Insurance related reserves and liabilities	242.674	123.867	—	—
Income taxes paid	(72.208)	(78.265)	—	(1.101)
Other liabilities	234.210	445.314	(49.826)	543.108
Net cash from/(used in) operating activities	4.230.008	1.848.763	2.114.546	2.674.309

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(488.242)	—	(13.988)
Participation in share capital increase of subsidiaries	—	—	(249.863)	(935.605)
Acquisition of associates, net of cash acquired	(381)	(10.970)	(13)	—
Disposal of associates, net of cash disposed	19.662	11.831	1.269	11.395
Fair value hedging instruments	—	(144.968)	—	—
Dividends received from investment securities & associates	5.348	14.785	50.981	81.317
Purchases of fixed and intangible assets and investment property	(180.326)	(233.042)	(75.781)	(80.725)
Proceeds from sale of fixed assets	7.249	86.376	2.091	41.692
Purchases of investment securities	(19.319.128)	(16.354.511)	(5.115.906)	(3.362.806)
Proceeds from redemption and sale of investment securities	17.218.760	13.383.709	4.238.927	707.406
Net cash from/(used in) investing activities	(2.248.816)	(3.735.032)	(1.148.295)	(3.551.314)

Cash flows from financing activities
Share capital increase	1.247.154	411.220	1.247.154	411.220
Proceeds from borrowed funds and debt securities	852.579	989.832	596.775	—
Repayments of borrowed funds, debt securities and preferred securities	(2.285.237)	(1.376.633)	(1.500.000)	—
Proceeds from sale of treasury shares	225.717	110.572	90.201	—
Repurchase of treasury shares	(135.558)	(178.576)	—	(60.706)
Dividends to ordinary and preference shareholders	(32.285)	(190.651)	(32.285)	(190.678)
Dividends to preferred securities	(54.249)	(67.033)	—	—
Capital contribution by minority interest holders	—	310.025	—	—
Share capital issue costs	(55.157)	(16.597)	(55.157)	(16.597)
Net cash from/(used in) financing activities	(237.036)	(7.841)	346.688	143.239
Effect of foreign exchange rate changes on cash and cash equivalents	(3.596)	(62.936)	(2.764)	(4.245)
Net increase/(decrease) in cash and cash equivalents	1.740.560	(1.957.046)	1.310.175	(738.011)
Cash and cash equivalents at beginning of period	2.622.978	6.164.920	3.674.864	5.456.449
Cash and cash equivalents at end of period	4.363.538	4.207.874	4.985.039	4.718.438

The notes on pages 11 to 25 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:    General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs.  The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr.  By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 169 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Egypt and South Africa.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman of the Board and Group CEO
Ioannis G. Pechlivanidis	Vice Chairman and Deputy Group CEO

Non-Executive Members
Alexandros G. Stavrou *	Manager of BoD Secretariat and Shareholder Services Division
Ioannis P. Panagopoulos	Employees’ representative, Chairman of Greek General Confederation of Labour
Ioannis C. Yiannidis	Professor, University of Athens Law School and Legal Counselor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Shipowner
Constantinos D. Pilarinos	Economist, Chairman of the Association of Greek Former Members of the Hellenic and the European Parliament
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur
Theodoros I. Abatzoglou*	Political Scientist - Pharmacist, Governor of IKA (Social Security Fund)
Dimitrios G. Tzanninis*	Economist, Chairman of the Council of Economic Advisors

Greek State representative
Alexandros N. Makridis*	Economist

*On 26 February 2009, Mr Theodoros I. Abatzoglou was elected as a member of the Board following the resignation of Mr George I. Mergos.  On 26 February 2009, Mr Alexandros N. Makridis was elected as a member of the Board as representative of the Greek State following the provisions of Law 3723/2008. On 29 July 2009, Mr Panagiotis C. Drosos resigned from BoD member and on 28 August 2009, Mr Dimitrios G. Tzanninis was elected by the BoD.  On 27 August 2009, Mr Achilleas D. Mylonopoulos resigned from BoD member and on 28 August 2009, Mr Alexandros G. Stavrou was elected by the BoD.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007. Following the decision of the Bank to participate in the support plan for liquidity, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 23 November 2009.

Notes to the Financial Statements

Group and Bank

NOTE 2:                        Summary of significant accounting policies

2.1    Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the nine month period ended 30 September 2009 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2008, which have been prepared in accordance with IFRS.  When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

2.2    Principal accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in those annual financial statements.

Transfer of financial instruments from the loans and receivables category to the available-for-sale category

The Group transfers debt instruments that have been reclassified as loans and receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the Available for sale securities reserve through Other comprehensive income and is amortised in the Income statement.

New standards, amendments and interpretations to existing standards applied from 1 January 2009

• IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 9 “Reassessment of Embedded Derivatives” (Amendment March 2009) (effective for annual periods ending on or after 30 June 2009).  These amendments clarify that on reclassification of a financial asset out of the “at fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements.  This amendment is not expected to have an impact on the Consolidated and Bank financial statements because this treatment is the Group’s existing policy.

• IAS 23, “Borrowing costs” (Revised) (effective from 1 January 2009).  It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The Group has applied IAS 23 (Revised) from 1 January 2009, however, it did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has applied this standard for these Condensed Consolidated and Bank Interim Financial Statements, as described in Note 3.

• IAS 1 “Presentation of Financial Statements” (Revised) (effective from 1 January 2009).  It requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income.  The Group has applied IAS 1 (Revised) for the annual period beginning on 1 January 2009.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2009). The amendment deals with two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  This amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•             puttable financial instruments (for example, some shares issued by co-operative entities)

•             instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities).

The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group has applied this IFRIC from 1 January 2009, however, it did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• Improvements to IFRSs, May 2008 (effective for annual periods beginning on or after 1 January 2009, except amendments to IFRS 5 that are effective for periods beginning on or after 1 July 2009).  These improvements include amendments considered to be necessary, but non-urgent, and that will not be included as part of another major project.

Notes to the Financial Statements

Group and Bank

The Group has applied these amendments for the annual period beginning on 1 January 2009 (except for IFRS 5), however they did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 15, “Agreements for the Construction of Real Estate” (effective for annual periods beginning on or after 1 January 2009) and IFRIC 16, “Hedges of a Net Investment in a Foreign Operation” (effective for annual periods beginning on or after 1 October 2008).  These interpretations did not have significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 18, “Transfers of Assets from Customers” (effective for transfers received on or after 1 July 2009).  The Interpretation clarifies that the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).  The Group does not expect that it will have any impact on the Consolidated and Bank financial statements.

• IFRS 7 “Financial Instruments: Disclosures” (Amendment March 2009) (effective for annual periods beginning on or after 1 January 2009).  The amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements.  In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk.  The Group will provide the additional and enhanced disclosures required by this amendment in its annual Consolidated and Bank financial statements for the year ending 31 December 2009.

2.3    Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2008.

NOTE 3:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail Banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products, as well as a wide range of traditional services and products.

Corporate & Investment Banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

The Group’s international banking activities, apart from its Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to NBG personnel etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30 September 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Net interest income	916.535	402.667	533.999	37.256	364.561	692.997	(45.538)	2.902.477
Net fee and commission income	122.917	54.039	69.875	4.214	68.934	193.164	(1.718)	511.425
Other	(22.651)	(50.151)	291.601	128.263	13.342	85.715	8.247	454.366
Total operating income	1.016.801	406.555	895.475	169.733	446.837	971.876	(39.009)	3.868.268
Direct costs	(493.042)	(37.686)	(60.695)	(139.061)	(219.631)	(380.319)	(167.998)	(1.498.432)
Allocated costs and provisions	(607.928)	(110.794)	(12.445)	(415)	(130.577)	(172.871)	(20.470)	(1.055.500)
Share of profit of associates	—	—	(1.000)	818	607	(168)	451	708
Profit before tax	(84.169)	258.075	821.335	31.075	97.236	418.518	(227.026)	1.315.044
Tax expense								(274.810)
Profit for the period								1.040.234
Minority interest								(30.730)
Profit attributable to NBG shareholders								1.009.504

Segment assets
Segment assets as at 30.09.2009	30.519.889	17.990.238	28.682.169	2.813.424	11.249.318	15.229.202	4.771.780	111.256.020
Tax assets								984.720
Total assets as at 30.09.2009								112.240.740

Segment assets
Segment assets as at 31.12.2008	28.229.448	18.258.843	23.100.190	2.435.369	12.045.673	14.613.949	2.204.347	100.887.819
Tax assets								950.809
Total assets as at 31.12.2008								101.838.628

Breakdown by business segment

9 month period ended 30 September 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Net interest income	1.315.687	235.848	113.271	32.910	347.966	646.967	(57.808)	2.634.841
Net fee and commission income	140.055	49.283	89.018	223	79.303	217.111	(641)	574.352
Other	1.937	(45.647)	5.902	134.606	33.600	29.082	117.913	277.393
Total operating income	1.457.679	239.484	208.191	167.739	460.869	893.160	59.464	3.486.586
Direct costs	(454.623)	(30.227)	(57.581)	(115.904)	(220.433)	(408.812)	(114.673)	(1.402.253)
Allocated costs and provisions	(386.194)	(63.870)	(12.969)	(380)	(52.782)	(49.962)	(5.731)	(571.888)
Share of profit of associates	—	—	(633)	720	565	—	(191)	461
Profit before tax	616.862	145.387	137.008	52.175	188.219	434.386	(61.131)	1.512.906
Tax expense								(277.549)
Profit for the period								1.235.357
Minority interest								(21.410)
Profit attributable to NBG shareholders								1.213.947

Segment assets
Segment assets as at 30.09.2008	28.527.243	17.286.900	21.488.974	2.462.571	11.215.646	16.404.426	3.611.171	100.996.931
Tax assets								605.959
Total assets as at 30.09.2008								101.602.890

Notes to the Financial Statements

Group and Bank

NOTE 4:     Earnings per share

	Group		Bank
	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Net profit attributable to equity holders of the parent	1.009.504	1.213.947	501.532	398.806
Less: dividends paid to preferred securities	(91.698)	(89.000)	(42.192)	—
Less: Return on Greek State preference shares (Law 3723/2008)	(9.493)	—	(9.493)	—
Net profit attributable to NBG ordinary shareholders	908.313	1.124.947	449.847	398.806
Weighted average number of ordinary shares outstanding for basic EPS as reported	549.767.157	495.296.611	549.767.249	495.459.847
Adjustment for the effect of bonus element of the share capital increase	—	40.515.263	—	40.528.615
Weighted average number of ordinary shares outstanding for basic EPS as adjusted	549.767.157	535.811.874	549.767.249	535.988.462
Potential dilutive ordinary shares under stock options	—	1.370.706	—	1.370.706
Weighted average number of ordinary shares for dilutive EPS	549.767.157	537.182.580	549.767.249	537.359.168

Earnings per share - Basic	€1,65	€2,10	€0,82	€0,74
Earnings per share – Diluted	€1,65	€2,09	€0,82	€0,74

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see note 11) and its market price.  This adjustment, which corresponds to a factor of 1,08, was applied retrospectively to all periods presented, in accordance with the applicable reporting standards.

The potential dilutive ordinary shares result from the Bank’s stock option plans.  For the calculation of the diluted earnings per share, the weighted average number of ordinary shares in calculating the basic earnings per share is increased by the potential dilutive ordinary shares.

As at 30 September 2009, the number of potential dilutive ordinary shares is NIL due to the fact that for the 9 month period ended 30 September 2009, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 5:     Loans and advances to customers (net)

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008

Mortgages	23.929.586	22.278.690	20.242.063	18.876.793
Consumer loans	7.785.114	7.352.343	5.312.252	4.916.883
Credit cards	4.206.726	3.665.136	1.896.209	1.750.704
Small business lending	7.057.419	6.150.989	4.893.305	4.035.283
Retail lending	42.978.845	39.447.158	32.343.829	29.579.663
Corporate lending	34.715.016	35.249.734	27.991.626	27.175.552
Total	77.693.861	74.696.892	60.335.455	56.755.215
Less: Allowance for impairment on loans & advances to customers	(2.150.593)	(1.620.423)	(1.234.828)	(956.945)
Total	75.543.268	73.076.469	59.100.627	55.798.270

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €988.452 (2008: €1.225.513). The Bank has no loans and advances to customers designated at fair value through profit or loss.

During 2009 the Group and the Bank transferred into the available for sale category certain debt securities (see note 20) that in 2008 had been reclassified into the loan and receivables category and were presented within corporate lending. Debt securities included in corporate lending of the Group and the Bank were €7.817.237 (2008: €8.578.867) and €7.556.999 (2008: €7.758.070) respectively.

NOTE 6:                        Goodwill, software and other intangibles assets

The reduction in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill and other intangible assets which amounted to €(32.739).

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 September 2009, amounted to €61.774, whereas the net disposals and write offs amounted to €(859). The Bank’s additions to software and other intangible assets during the period ended 30 September 2009, amounted to €26.616, whereas the net disposals and write offs were NIL.

Notes to the Financial Statements

Group and Bank

NOTE 7:        Property and equipment

The Group’s additions to property and equipment during the period ended 30 September 2009, amounted to €148.931, whereas net disposals and write offs amounted to €(5.773). The Bank’s additions to property and equipment during the period ended 30 September 2009, amounted to €47.540, whereas net disposals were €(507).

According to the Bank’s Board of Directors decision on 29 September 2009, the Bank, as the lone shareholder of the Group’s Real Estate company (under establishment) will contribute, as share capital, tangible assets of €617.087. Therefore, in the Bank’s financial statements the said tangible assets are presented under the “Non-current assets held for sale” account.

NOTE 8:        Due to customers

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008
Deposits:
Individuals	56.628.790	54.227.637	48.320.500	46.390.351
Corporates	10.439.013	10.317.126	7.947.018	7.103.767
Government and agencies	2.159.314	2.338.326	2.011.112	2.177.957
Total deposits	69.227.117	66.883.089	58.278.630	55.672.075
Securities sold to customers under agreements to repurchase	25.744	149.032	58.491	150.542
Other	686.558	624.827	426.271	468.436
Total	69.939.419	67.656.948	58.763.392	56.291.053

Included in due to customers are deposits, which contain one or more embedded derivatives.  The Group has designated these deposits as financial liabilities at fair value through profit or loss. These deposits amount to €119.139 (2008: €2.808.892) for the Group and €142.288 (2008: €2.830.303) for the Bank.

NOTE 9:                        Debt securities in issue, other borrowed funds and preferred securities

On 22 May 2009, NBG Finance Plc redeemed the €1.500 million Floating Rate Notes issued in May 2007.

On 4 June 2009, under the government-guaranteed short-term borrowings facility provided by Law 3723/2008, the Bank issued €500 million Floating Rate Notes bearing interest at a rate of three-month EURIBOR plus 0,25%, due in December 2009.

On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by its subsidiary National Bank of Greece Funding Limited and having the benefit of a subordinated guarantee by the Bank. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities already acquired on open market by the Bank of an aggregate nominal value of approximately €450 million.

On 7 July 2009, the Bank announced the results of the voluntary tender offer, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities, resulting in the strengthening of the Bank’s core Tier I capital by approximately €166 million. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank.

Subsequent to 7 July 2009 (expiry date of the tender offer) the Bank purchased an additional portion of the outstanding preferred securities of an aggregate nominal amount of €32,2 million which resulted in a further strengthening of the Bank’s core Tier I  capital by approximately €10,6 million.

NOTE 10:                 Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 30 September 2009 the Group and the Bank have provided for cases under litigation the amounts of €44,5 million and €16,9 million respectively.

Notes to the Financial Statements

Group and Bank

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  During the third quarter of 2009, the tax authorities finalized their audit of the Bank for the year 2008.  The impact on the income statement after having offset relevant provisions of €3.308, amounted to €2.113, while no cash was paid. For the subsidiaries and associates refer to note 17.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008
Commitments to extend credit*	19.186.510	18.536.580	14.380.080	14.627.496
Standby letters of credit and financial guarantees written	5.991.171	6.282.662	3.703.965	3.832.402
Commercial letters of credit	390.609	654.996	115.504	93.606
Total	25.568.290	25.474.238	18.199.549	18.553.504

* Commitments to extend credit at 30 September 2009 include amounts of €1.696 million for the Group (2008: €1.985 million) and €415 million for the Bank (2008: €412 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

Assets pledged comprise of trading, available for sale debt securities and loans and receivables collateralized with ECB, other central banks and organized exchanges.  Assets are pledged with Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP).  The pledged amounts relate mainly to sovereign securities pledged with the European Central Bank for funding purposes of €4.198 million, and to the pledging of bonds covered with mortgage loans amounting to €1.900 million, notes backed with corporate loans amounting to €975 million, consumer loans and credit cards amounting to €1.500 million, floating rate asset backed notes of €5.100 million and notes backed with other client receivables amounting to €1.478 million.

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008
Assets pledged as collaterals	16.026.052	10.449.783	15.792.343	10.363.514

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary Ethniki Insurance announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees.  Employees of whom applications have not yet been approved may withdraw their interest up to their leaving date. A total of 246 employees have subscribed to the program to date, out of whom 20 have withdrawn their application and 97 had left the company up to 30 September 2009. The Group has recognized an expense of €30,3 million (€15 million in 2008 and €15,3 million in 2009) in respect of employees for whom applications have been accepted. The additional cost for the remaining employees whom the program concerns is estimated at €7,8 million.

f. Operating lease commitments

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008
No later than 1 year	74.354	80.207	24.191	26.855
Later than 1 year and no later than 5 years	244.342	256.829	76.359	81.807
Later than 5 years	134.457	157.430	72.401	80.526
Total	453.153	494.466	172.951	189.188

NOTE 11:      Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to €1.247.154, €551.838 of which has been

Notes to the Financial Statements

Group and Bank

credited to “Share capital” account and the remaining amount less expenses incurred has been credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

The total number of ordinary shares as at 30 September 2009 and 31 December 2008 was 607.021.884 and 496.654.269 respectively with a nominal value of €5 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a par value of €0,30 each.  The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange.  The annual dividend is set to USD 2,25 per preference share.

The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.  On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies).  On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

The preference shares are mandatory redeemable within 5 years from their issue or optionally after 1 July 2009 and carry a fixed return of 10%.  In case of inability for redemption due to capital adequacy difficulties, the preference shares are converted to ordinary or any other available class of shares.

The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

(a) The right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank’s and Group’s capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

The fixed return on the preference shares is calculated on an accrual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and is payable within one month as of the Bank’s Annual Shareholders Meeting.  The distribution is subject to availability of distributable funds, in accordance with Article 44a of Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

(b) Upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding.  In this respect, the Ministry intents to proceed with the necessary legislative amendments in order to impose a coupon step up feature, if after five years following the issuance of the preference shares, the financial institutions have not redeemed the preference shares or if the preference shares have not been converted into ordinary shares through a decision from the Minister of Economy and Finance.

In view of the above the Bank recognized the preference shares within equity.

Had the Bank not recognized the preference shares within equity, its after tax profits would have been less by €9,5 million.

On 30 September 2009, the total paid-up share capital of the Bank amounted to €3.392.609 divided into a) 607.021.884 ordinary shares of a par value of €5 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a par value of €0,30 each, and c) 70.000.000 redeemable preference shares of a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

Share premium

Following the share capital increase in 2009 the share premium as at 30 September 2009 amounted to €3.337.860, while as at 31 December 2008 amounted to €2.682.050.

Treasury shares

Out of the 6.456.504 treasury shares held on 1 January 2009, representing 1,3% of the paid-up share capital, on 15 April 2009 the Bank disposed of 5.954.000 own shares at a price of €13,50 per share and the remaining were disposed on 15 September 2009 at a price of €21,40 per share. The proceeds from this sale have been used to strengthen the Bank’s capital base.

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2008	502.500	21.601	502.500	21.601
Purchases	11.756.276	279.249	5.954.004	123.676
Sales	(5.802.272)	(155.573)	—	—
At 31 December 2008	6.456.504	145.277	6.456.504	145.277

Purchases	7.301.956	135.558	—	—
Sales	(13.756.808)	(280.793)	(6.456.504)	(145.277)
At 30 September 2009	1.652	42	—	—

At a Group level, the treasury shares transactions are conducted by National P&K Securities S.A.

Notes to the Financial Statements

Group and Bank

NOTE 12:              Tax effects relating to Other Comprehensive Income components

	9 month period ended			9 month period ended
Group	30.09.2009			30.09.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	755.337	(173.989)	581.348	(310.197)	46.544	(263.653)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(278.264)	64.260	(214.004)	(15.254)	2.413	(12.841)
Available for sale securities	477.073	(109.729)	367.344	(325.451)	48.957	(276.494)

Currency translation differences	(53.336)	—	(53.336)	(278.304)	—	(278.304)

Net investment hedge	(62.195)	15.549	(46.646)	(198.143)	49.536	(148.607)
Cash flow hedge	—	—	—	1.827	(457)	1.370
Other comprehensive income for the period	361.542	(94.180)	267.362	(800.071)	98.036	(702.035)

	9 month period ended			9 month period ended
Bank	30.09.2009			30.09.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	438.411	(109.637)	328.774	(161.290)	38.730	(122.560)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(129.548)	32.387	(97.161)	(6.493)	1.623	(4.870)
Available for sale securities	308.863	(77.250)	231.613	(167.783)	40.353	(127.430)

Currency translation differences	253	—	253	(463)	—	(463)
Cash flow hedge	—	—	—	1.826	(456)	1.370
Other comprehensive income for the period	309.116	(77.250)	231.866	(166.420)	39.897	(126.523)

NOTE 13:              Dividend per share

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Liquidity Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representatives in the Board of Directors of the participating banks have veto right in any decision that relates to dividend distribution.

On 2 June 2009, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)                 The payment of the interim dividend in the amount of €32,7 million (USD 42,2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on 17 November 2008.

b)                 The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million), pursuant to the terms of our non-cumulative, non-voting, redeemable preference shares.

c)                  No dividends were declared to the ordinary shares, following the participation of the Bank in the Hellenic Republic’s Liquidity Support Plan.

Notes to the Financial Statements

Group and Bank

NOTE 14:              Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 September 2009 and 31 December 2008 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under note 1, “General Information”.

As at 30 September 2009, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €26 million, €71 million, €0,1 million and €16 million respectively (31 December 2008: €29 million, €139 million, €0,4 million and €19 million respectively), whereas the corresponding figures at Bank level amounted to €17 million, €44 million, €NIL and €NIL respectively (31 December 2008: €13 million, €52 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €19 million (30 September 2008: €25,7 million) for the Group and to €6,8 million (30 September 2008: €12,2 million) for the Bank.  Compensation includes short-term benefits of €18,4 million, post employment benefits of €0,5 million and other long-term benefits of €NIL, as well as termination benefits of €0,1 million for the Group, and short-term benefits of €6,8 million for the Bank.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associates are set out in the table below.  At a Group level, only transactions with associates are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008

Assets
Loans and advances to customers	7.360	34.622	5.809.807	6.353.077

Liabilities
Due to customers	8.696	14.015	3.718.055	4.805.383

Letters of guarantee, contingent liabilities and other off balance sheet accounts	1.533	5.410	142.492	85.343

	9 month period ended		9 month period ended
	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Income Statement
Interest and commission income	784	1.317	146.672	197.752
Interest and commission expense	2.455	2.426	148.967	227.720

NOTE 15:              Acquisitions, disposals & other capital transactions

On 24 February 2009, Finansbank disposed of its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million. The disposal, which is part of the NBG Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements. The transaction was financed through a share capital increase. Hence, NBG International Holdings B.V. increased its share capital by €185,5 million.

Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary.

On 8 June 2009, Finansbank established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary.

On 30 June 2009, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the first. The new company was renamed to NBG Asset Management Luxembourg S.A.

On 10 July 2009, the Bank disposed of 80.000 shares of its participation in Social Securities Funds Management S.A. for the amount of €1.270. The shares that were disposed of represented the 20% of the company’s share capital.  After the disposal the participation of the Bank on Social Securities Funds Management S.A. amounted to 20%.

In July 2009, the Bank participated with 21,83% in Pyrricos Real Estate S.A., a newly established company active in real estate management.

Notes to the Financial Statements

Group and Bank

On 31 July 2009, the Bank and TOMI S.A. of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the acquisition by the Bank of a minority interest in AKTOR FM. The Bank’s participation will be achieved through a share capital increase of AKTOR FM, which the Bank will cover in full and TOMI S.A. will cancel its preemptive rights to the said increase. The Bank will acquire 53.846 new ordinary registered shares at their nominal value of €3,00 each, paying in cash the amount of  €161,5. After the completion of the share capital increase, the Bank will own 35% of the share capital, while it will have veto rights on decisions relating to certain operating areas of   AKTOR FM. AKTOR FM is active in the area of property maintenance and management. The agreement is subject to approval by the Hellenic Competition Commission.

On 15 September 2009, the Bank and Ethniki Kefalaiou S.A. disposed of their entire participation in Phosphoric Fertilizers Industry S.A. (21.136.364 and 8.295.612 common ordinary shares respectively) for the amount of €13.592 and €5.335 respectively.

Finansbank participated with 33,33% in Bantas A.S., a newly established company active in cash transfer and security services.

NOTE 16:              Capital adequacy and Credit Ratings

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 30 September 2009, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	30.09.2009	31.12.2008	30.09.2009	31.12.2008
Capital:
Upper Tier I capital	9.581	7.011	8.415	6.640
Lower Tier I capital	1.292	1.736	740	390
Deductions	(2.599)	(2.490)	(294)	(198)
Tier I capital	8.274	6.257	8.861	6.832
Upper Tier II capital	(40)	68	890	1.394
Lower Tier II capital	279	310	137	155
Deductions	(239)	(153)	(753)	(736)
Total capital	8.274	6.481	9.135	7.645

Total risk weighted assets	67.860	62.696	51.282	47.168

Ratios:
Tier I	12,2%	10,0%	17,3%	14,5%
Total	12,2%	10,3%	17,8%	16,2%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’).  All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Negative
Standard & Poor’s	BBB+	A-2	—	Negative
Fitch	A-	F2	B/C	Stable

Notes to the Financial Statements

Group and Bank

NOTE 17:              Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	30.09.2009	31.12.2008	30.09.2009	31.12.2008

National P&K Securities S.A.	Greece	2008	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2008	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2008	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2008	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2008	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2008	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2008	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2008	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2008	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2008	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	—	100,00%	—	100,00%	—
Finansbank A.S.(*)	Turkey	2004-2008	99,79%	99,79%	82,21%	82,21%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2004-2008	61,68%	61,68%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2004-2008	99,70%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2004-2008	99,70%	99,69%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2004-2008	87,26%	87,25%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2008	99,64%	99,59%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2008	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finance Consumer Funding) (*)	Turkey	—	99,79%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	—	99,79%	—	—	—
Finans Malta Holdings Ltd	Malta	2006-2008	100,00%	99,79%	—	—
Finansbank Malta Ltd	Malta	2005-2008	100,00%	99,79%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2008	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2008	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007-2008	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2008	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	2000-2008	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2008	99,28%	99,28%	99,28%	99,28%
NBG Leasing IFN S.A.	Romania	2007-2008	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2008	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2008	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2005-2008	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	—	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2008	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2008	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2008	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2008	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	—	99,67%	99,67%	94,32%	94,32%
NBG Asset Management Luxemburg S.A.(1)	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A. (1)	Luxembourg	—	—	100,00%	—	94,67%
NBG International Ltd	U.K.	2004-2008	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2008	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2008	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2008	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2008	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2008	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2008	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2008	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2008	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) NBG Luxembourg Holding S.A was merged with NBG Luxfinance Holding S.A. on 30.06.2009 and renamed to NBG Asset Management Luxemburg S.A.

(2) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

Notes to the Financial Statements

Group and Bank

		Tax years	Group %		Bank %
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.09.2009	31.12.2008	30.09.2009	31.12.2008

Social Securities Funds Management S.A.	Greece	2007-2008	20,00%	40,00%	20,00%	40,00%
Phosphoric Fertilizers Industry S.A.	Greece	—	—	22,02%	—	15,81%
Larco S.A.	Greece	2002-2008	36,43%	36,43%	36,43%	36,43%
Eviop Tempo S.A.	Greece	2004-2008	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008	39,34%	39,34%	39,34%	39,34%
Pella S.A.	Greece	2003-2008	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2007-2008	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2008	22,01%	25,00%	—	—
Pyrrichos Real Estate S.A.	Greece	—	21,83%	—	21,83%	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	—	33,26%	—	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2007-2008	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2008	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2008	19,98%	24,98%	—	—

NOTE 18:                 Events after the reporting period

On 3 October 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB.

On 8 October 2009, Finansbank redeemed, at the first repayment option date, the subordinated loan of amount USD 200 million, issued in October 2004 and with original maturity of 10 years.

The Bank, through its €10 billion covered bond issue programme established on 26 November 2008, completed the placement of its 3rd series of covered bonds with domestic and international institutional investors. This series of bonds, totalling €1,5 billion, is of a 7-year maturity and was issued on 7 October 2009. It is priced at 99,238 and pays a fixed coupon of 3,875%. This pricing is equivalent to a fixed yield of 4%, and corresponds to a spread of 0,90% over the respective 7-year swap rate. This placement of covered bonds with a wide range of final investors has been given AAA and Aaa ratings by Fitch and Moody’s respectively. The bond issue was four times oversubscribed, with bids submitted amounting to approximately €6 billion, from a total of 151 investors.

On 9 October 2009, NBG Finance Plc redeemed the USD 300 million Floating Rate Notes issued in October 2007. As of the same date, an amount of USD 274 million was held by the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 19:              Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.09.2009	1.1 - 30.09.2009	1.1 - 30.09.2008

ALL	EUR	0,00743	0,00783	0,00832
BGN	EUR	0,51130	0,51130	0,51191
EGP	EUR	0,12370	0,13251	0,12265
GBP	EUR	1,09975	1,12878	1,28086
MKD	EUR	0,01635	0,01636	0,01639
RON	EUR	0,23708	0,23740	0,27607
TRY	EUR	0,46011	0,46666	0,53847
USD	EUR	0,68292	0,73325	0,65774
RSD	EUR	0,01075	0,01073	0,01256
ZAR	EUR	0,09176	0,08473	0,08582

NOTE 20:                 Reclassifications

Reclassifications of financial assets

Group

In 2009 the Group, in accordance with its accounting policy (see note 2.2), transferred certain debt securities from the loans and receivables to the available-for-sale category.  At the time of the transfer the amortised cost and the fair value of these debt securities was €958,7 million and €826,6 million respectively.

In 2008 the Group reclassified certain available-for-sale and trading securities as loans and receivables, and certain trading securities to the available- for-sale and held to maturity categories.

On 30 September 2009, the carrying amount and the fair value of the securities reclassified in 2008 and remain in the portfolio reclassified is €3.784,3 million and €3.728,1 million respectively.  During the nine-month period ended 30 September 2009 €102,7 million interest income, €1,1 million dividend income and €6,4 million impairment loss were recognized.  Had these securities not been reclassified, net trading income for the nine-month period ended 30 September 2009 would have been higher by €243,4 million (€188,0 million net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been lower by €141,6 million.

Bank

In 2009 the Bank, in accordance with its accounting policy (see note 2.2), transferred certain debt securities from the loans and receivables to the available-for-sale category.  At the time of the transfer the amortised cost and the fair value of these debt securities was €958,7 million and €826,6 million respectively.

In 2008, the Bank reclassified certain trading securities into loans and receivables or available-for-sale.

On 30 September 2009, the carrying amount and the fair value of the securities reclassified in 2008 and remain in the portfolio reclassified is €2.836,2 million and €2.822,9 million respectively.  During the nine-month period ended 30 September 2009 €80,1 million interest income, €0,5 million dividend income and €6,4 million impairment loss were recognized.  Had these securities not been reclassified , net trading income for the nine-month period ended 30 September 2009 would have been higher by €221,9 million (€166,4 net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been lower by €147,5 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Notes to the Financial Statements

Group and Bank

Cash Flow Statement

	Group			Bank
	30.09.2008			30.09.2008
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	84.250	—	84.250	98.033	—	98.033
Other liabilities	445.314	571.111	(125.797)	543.108	641.141	(98.033)
Net cash from/(used in) operating activities from continuing operations	1.848.763	1.890.310	(41.547)	2.674.309	2.674.309	—

Cash flows from investing activities
Purchase of investment securities	(16.354.511)	(15.727.492)	(627.019)	—	—	—
Proceeds from redemption and sale of investment securities	13.383.709	12.701.841	681.868	—	—	—
Net cash from / (used in) investing activities	(3.735.032)	(3.789.881)	54.849	—	—	—

Cash flows from financing activities
Repayments of borrowed funds and debt securities	(1.376.633)	(1.363.331)	(13.302)	—	—	—
Net cash from / (used in) financing activities	(7.841)	5.461	(13.302)	—	—	—

Net increase/(decrease) in cash and cash equivalents	(1.957.046)	(1.957.046)	—	(738.011)	(738.011)	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date : 23rd November, 2009
Chairman - Chief Executive Officer